[GRAPHIC OMITTED]                                             G. PATRICK CORYDON
BALDWIN & LYONS, INC.                             SENIOR VICE PRESIDENT / C.F.O.
[OBJECT OMITTED]
1099 North Meridian Street
Indianapolis, IN 46204
(317) 636-9800


December 15, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


             RE: Form 10-K for the year ended December 31, 2005
                 File No. 000-05534

Dear Mr. Rosenberg,

We are in receipt of your follow-up letter of November 15, 2006 in connection with your review of the above captioned filing. This letter will respond to the questions raised in your letter.

Follow-up Inquiry - MD&A
                    Critical Accounting Policies
                    Loss and Loss Expense Reserves, page 28

QUESTION 1. WE NOTE YOUR PROPOSED DISCLOSURE IN RESPONSE TO COMMENT 1 PART A FROM OUR LETTER. PLEASE REVISE THIS DISCLOSURE TO PRESENT THE LOSS RESERVE INFORMATION ON A GROSS AND NOT A NET BASIS.

Response:
The Company's loss and loss expense reserves, for each of its significant segments, are as follows at December 31, 2005 and 2004. Those lines of business individually comprising less than three percent of the Company's total reserves are shown in the aggregate as All Other.


                                                                             DECEMBER 31
                                                                  --------------------------------
                        Line of Business (Segment)                     2005             2004
                                                                  ---------------  ---------------
           Fleet trucking                                              $341,230        $358,510
           Voluntary reinsurance assumed                                 43,721          29,297
           Non-standard private passenger automobile                     11,615          12,625
           Small fleet trucking                                          10,725          13,643
           All other                                                     22,982          26,096
                                                                  ---------------  ---------------
                                                                      $ 430,273       $ 440,172
                                                                  ===============  ===============

Given that the Company's provision for losses and loss expenses incurred are presented on a net of reinsurance basis, the Company believes that it would be beneficial to present loss reserves, by line of business, both gross and net of reinsurance ceded amounts in future filings, provided that you would have no objection to this presentation. We will provide appropriate descriptions of the differences between gross and net reserves, in addition to existing disclosures.


QUESTION 2. IN YOUR RESPONSE TO PART D OF COMMENT 1, YOU STATE THAT YOU BELIEVE YOUR CURRENT DISCLOSURE IS MORE MEANINGFUL TO INVESTORS. WE NOTE THAT YOU DISCUSS YOUR PREMIUMS AND LOSS EXPERIENCE IN YOUR RESULTS OF OPERATIONS SECTION OF YOUR MD&A BY LINE OF BUSINESS. ALTHOUGH WE DO BELIEVE THAT DISCLOSURE REGARDING THE TYPE OF INSURANCE IS IMPORTANT IN HELPING AN INVESTOR UNDERSTAND THE IMPACT OF THE DEVELOPMENT ON YOUR RESULTS OF OPERATIONS, WE CONTINUE TO BELIEVE THAT LOSS DEVELOPMENT DISCLOSURE BY LINE OF BUSINESS WOULD BE BENEFICIAL TO INVESTORS TO HELP LINK THE DISCUSSION BETWEEN YOUR RESULTS OF OPERATIONS, TRENDS IN INCURRED LOSSES AND LOSS DEVELOPMENT. PLEASE RECONCILE YOUR LOSS DISCLOSURE BY TYPE OF INSURANCE DISCLOSURE TO LOSSES BY TYPE OF BUSINESS. FOR YOUR RETROSPECTIVELY-RATED DIRECT BUSINESS, PLEASE CONFIRM THAT YOU WILL QUANTIFY THE AMOUNT OF PREMIUM RETURNED TO POLICYHOLDERS IN YOUR DISCLOSURE. IN ADDITION, WE BELIEVE THE MATERIALITY OF PRIOR YEAR LOSS DEVELOPMENT SHOULD BE ASSESSED AS A PERCENTAGE OF NET INCOME IN ADDITION TO PRIOR YEAR LOSS RESERVES. ACCORDINGLY, IT APPEARS THAT THE $4.5 MILLION OF OTHER PRIOR YEAR LOSS DEVELOPMENT IS SIGNIFICANT AND SHOULD BE DISCUSSED IN MORE DETAIL. PLEASE PROVIDE AN EXPANDED DISCUSSION, IN DISCLOSURE-TYPE FORMAT, THAT ADDRESS THE ITEMS IN COMMENT 1 PART D OF OUR LETTER.

Response:
The Company will modify its disclosure of loss and loss expense incurred developments to incorporate lines of business in addition to type of insurance disclosures previously provided. In order to provide a structure for both disclosures, we propose to modify the table that appeared on page 5 of the 2005 Form 10-K slightly to show only a single line item for "Claims occurring during prior years:". Two new tables will be added immediately following the first table which will provide the breakdown of the development on prior year losses by line of business and type of insurance, respectively. As you requested, we confirm that we will quantify the amount of premium returned to policyholders related to savings on retrospectively rated business. Please note that management agrees that the variability in loss reserve estimates can be significant with respect to net income, particularly in years when catastrophic losses cause net income to decline significantly, as happened in 2005, and we will provide additional discussion, similar to the following, in future periodic filings. However, management continues to believe that measures against prior year loss reserves are also meaningful to investors and will continue to include all such measures. Following is a sample draft of our December 31, 2005 disclosure, beginning on Page 5, with the proposed revisions as described above.

                             RECONCILIATION OF LIABILITY FOR LOSSES AND LOSS ADJUSTMENT
                                                EXPENSES (GAAP BASIS)

                                                                           YEAR ENDED DECEMBER 31,
                                                                2005                 2004                 2003
                                                          ------------------    ----------------    -----------------
                                                                                 (IN THOUSANDS)
NET OF REINSURANCE RECOVERABLE:
-------------------------------
  Liability for losses and LAE at the
    Beginning of the year                                       $  207,137         $  162,424            $  144,267

  Provision for losses and LAE:
      Claims occurring during the current year                     154,314            141,254               109,324
      Claims occurring during prior years                          (13,692)           (14,956)              (13,586)
                                                          ------------------    ----------------    -----------------
                                                                   140,622            126,298                95,738
  Payments of losses and LAE:
      Claims occurring during the current year                      45,286             43,351                37,625
      Claims occurring during prior years                           60,343             38,234                39,956
                                                          ------------------    ----------------    -----------------
                                                                   105,629             81,585                77,581
                                                          ------------------    ----------------    -----------------

  Liability for losses and LAE at end of year                      242,130            207,137               162,424

Reinsurance recoverable on unpaid losses
  at end of the year                                               188,143            233,035               180,025
                                                          ------------------    ----------------    -----------------

Liability for losses and LAE, gross of
  reinsurance recoverable, at end of the year                   $  430,273         $  440,172            $  342,449
                                                          ==================    ================    =================


The reconciliation above shows that a savings of $13.7 million was developed in the liability for losses and LAE recorded at December 31, 2004, with similar savings developed during the two prior calendar years. These developments, presented separately by line of business, were as follows.

                                                                            YEAR ENDED DECEMBER 31
                  Line of Business                              2005                  2004                 2003
                                                          ------------------    -----------------    -----------------
Fleet trucking                                                  $   (9,377)         $  (11,280)         $  (11,474)
Non-standard private passenger automobile                           (1,868)             (1,686)             (2,159)
Small fleet trucking                                                  (956)               (214)             (1,077)
Voluntary reinsurance assumed                                       (1,730)             (2,909)                399
Small business workers' compensation                                  (756)               (334)                705
All other                                                              995               1,467                  20
                                                          ------------------    -----------------    -----------------

                                                                $  (13,692)         $  (14,956)         $  (13,586)
                                                          ==================    =================    =================


In order to better understand the dynamics of the loss developments shown above, the following table separates such developments into unique components, which are discussed below.

                                                                            YEAR ENDED DECEMBER 31
                  Type of Insurance                             2005                  2004                 2003
                                                          ------------------    -----------------    -----------------
Retrospectively-rated direct business                           $   (8.014)         $   (5,400)         $   (1,281)
Other direct business                                               (4,468)             (6,689)            (11,663)
Reinsurance assumed                                                 (1,730)             (2,909)                399
Involuntary residual markets                                         1,018                 698                 618
Environmental losses                                                  (498)               (656)             (1,659)
                                                          ------------------    -----------------    -----------------

                                                                $  (13,692)         $  (14,956)         $  (13,586)
                                                          ==================    =================    =================


The largest single component of reserve savings in 2005 was the $8 million related to retrospectively rated policies, which are included in Fleet Trucking business. The majority of savings on these policies is returned to policyholders in the form of a retrospective premium adjustment which is recorded concurrently with the recognition of the reserve development. Accordingly, premium written and earned during 2005 was reduced by approximately $4.8 million associated with prior year loss reserve development on these policies and pre-tax income was increased by approximately $3.2 million, or about 6.3%. The increase in savings during 2005, compared to the immediately prior years, is associated with increases in gross premium on these policies during this period with a concurrent improvement in loss experience from historical levels.

The other direct business amounts include the non-retrospectively rated polices for Fleet Trucking, non-standard private passenger automobile, small fleet and small business workers' compensation lines, as well as runoff of discontinued products which constitute part of the "all other" line of business shown in the previous table. As shown, the savings from this category, which comprises all of the Company's directly produced, non-retrospectively rated business, has declined from $11.7 million in 2003 to $4.5 million during 2005. This change reflects the Company's continuing process of incorporating more recent loss development data into its loss reserving formulae. As discussed elsewhere, the Company has experienced savings in its loss developments for several years owing to a variety of changes in the trucking industry as well as ongoing refinements in its reserving methodology. While the Company's basic assumptions have remained consistent, we continue to update loss data to reflect changing trends which will result in fluctuations in loss developments over time. Our goal is to produce an overall estimate of reserves which is sufficient and as close to expected ultimate losses as possible. The $4.5 million savings developed during 2005 represents approximately 8.9% of pre-tax net income for 2005 but only 2.5% of December 31, 2004 net loss and LAE reserves on the related business.

The developments for reinsurance assumed and involuntary residual markets, which netted to $.7 million of savings during 2005, are heavily dependent on the establishment of case basis and IBNR reserves by other insurance and reinsurance companies and by managers of state run residual market pools. While the Company evaluates the sufficiency of such reserving, considering the number of different entities involved and the fact that the Company must rely on external sources of information, the savings or deficiency developed from these products will likely fluctuate from year to year. We have found this to be particularly true of reinsurance assumed during years when large catastrophic events occur near year end.

Factors affecting the development of environmental claims are more fully discussed in the following paragraphs. The savings recognized in recent years represent both case basis and IBNR reserve reductions resulting from favorable outcomes related to large environmental claims.


QUESTION 3. YOU STATE IN YOUR RESPONSE TO COMMENT 1 PART E THAT YOU DID "NOT ALTER ANY KEY ASSUMPTIONS USED IN THE RESERVING PROCESS AND THE PROCESS HAS PROVEN TO BE FULLY ADEQUATE WITH NO OVERALL DEFICIENCIES DEVELOPED SINCE 1985." ALTHOUGH YOU HAVE NOT EXPERIENCED RESERVE DEFICIENCIES YOU HAVE RECOGNIZED RESERVE REDUNDANCIES. ON PAGE EIGHT YOU DISCLOSE THAT YOUR RESERVE REDUNDANCIES ARE DUE TO IMPROVEMENTS IN FREQUENCY AND SEVERITY. THEREFORE, IT WOULD APPEAR THAT YOUR SEVERITY AND FREQUENCY ASSUMPTIONS ARE KEY ASSUMPTIONS THAT IMPACT THE VOLATILITY OF THE LOSS RESERVES. IF YOU HAVE NOT ADJUSTED YOUR SEVERITY AND FREQUENCY ASSUMPTIONS IN CALCULATING THE MOST RECENT ESTIMATE OF THE RESERVE GIVEN THE HISTORICAL CHANGES AND CURRENT TRENDS, PLEASE DISCUSS WHY YOU BELIEVE YOUR CURRENT ASSUMPTIONS ARE APPROPRIATE.

Response:
As we noted in our previous correspondence, we have not changed our basic assumptions used in the reserving process for many years. However, we do continuously update our reserving process to consider recent historical loss development patterns. Our reference to frequency and severity on page 8 of our 2005 Form 10-K was included in the following sentence. "The Company's experience also shows that improved safety and hiring programs have a dramatic impact on the frequency and severity of trucking accidents." This disclosure relates primarily to our fleet trucking segment and is a retrospective observation of how safety and hiring programs within the trucking industry appear to have favorably impacted the incurrence of losses. However, many other factors are also at play given the variety of products sold by the Company and the complexity of the fleet trucking business. Some of these factors are policy limits reaching as high as $10 million per occurrence on fleet trucking business, large and fluctuating self-insured retention amounts (up to $3 million per claim) selected by our insureds, the fact that almost all of our fleet trucking claims are subject to litigation with court and jury involvement, changes in the levels of reinsurance available and a book of business which, by its very nature, is susceptible to producing severe claims. These factors increase the complexity of the reserving process for both case basis and IBNR losses and LAE.

As shown in the answer to question 2, above, the overall savings, after removal of retrospective policies, reinsurance assumed and residual markets is a rather small percentage of the beginning reserves to which they apply. In addition, this savings has decreased in the past three years as management has incorporated the positive developments noted in recent historical developments into the loss reserving process. This does not, however, constitute a change in assumptions but rather the application of additional data as it became available. It appears that it would be helpful to include wording similar to that presented in response to this question, in addition to the additional disclosure included in our previous response, in our future filings to tie in all of these concepts. We will plan to do so.


QUESTION 4. WE HAVE READ YOUR RESPONSE TO COMMENT 1 PART F BUT CONTINUE TO BELIEVE THAT DISCLOSURE ILLUSTRATING THE EFFECT OF CHANGES IN YOUR KEY ASSUMPTIONS IS USEFUL TO AN INVESTOR. PLEASE PROVIDE A SENSITIVITY ANALYSIS AROUND THE KEY LOSS RESERVE ASSUMPTIONS WHICH ILLUSTRATES HOW REASONABLY LIKELY CHANGES IN THESE ASSUMPTIONS WOULD AFFECT YOUR RESULTS OF OPERATIONS.

Response:
As noted in our previous correspondence, we do not determine ranges of loss reserve estimates as part of the reserving process nor do we perform any kind of variability or sensitivity analysis relative to key loss reserving assumptions. In addressing your comment, we have considered the feasibility of creating a sensitivity analysis and we do have concerns that, in our case, such an exercise may not be particularly meaningful because so little of our loss reserving is subject to factors which are objectively quantifiable, such as medical inflation rates or changes in the cost of automobile repair. While factors such as this play a small role in our Company-wide loss reserves, the bulk of our reserves are more heavily influenced by more subjective factors including the social inflation surrounding jury awards for serious accidents involving large motor carriers, the increasing sophistication of plaintiff attorneys handling such cases and the uncertainty surrounding the reserving for catastrophic losses. However, we will undertake an effort to develop a sensitivity analysis which illustrates the impact on our results of operations of reasonably likely changes in those portions of the Company's significant loss reserving assumptions which can be objectively quantified. To the extent that the results of our study provide meaningful and credible information for our investors, we will include this information in the Company's Form 10-K filing for the year ended December 31, 2006. However, management believes that, with the level of complexity involved in such a study, including the necessity to accumulate historical data which we have not routinely maintained to this point, it may require more than a single Form 10-K season to fully develop a comprehensive analysis that addresses all significant components. To the extent that our study is ongoing beyond the filing date of our 2006 Form 10-K, disclosure of that fact will be made.

                                    ********

The undersigned acknowledges that:
o The Company is responsible for the adequacy of the disclosures in its filings.
o We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or require additional information, please contact me at your convenience.

Regards,

/S/ G. PATRICK CORYDON

G. Patrick Corydon
Senior Vice President / C.F.O.

Copy:  Otto N. Frenzel III, Audit Committee Chairman
       John M. O'Mara
       John A. Pigott
       Nathan Shapiro
       Gary W. Miller, Chairman and CEO
       Douglas E. Hunter - Ernst & Young, LLP